UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GOLD ROYALTY CORP.

(Name of Issuer)

Common Shares
(Title of Class of Securities)

38071H106
(CUSIP Number)

November 5, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38071H106

(1)	Names of reporting persons Evanachan Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 7,224,551
	(6)	Shared voting power
	(7)	Sole dispositive power 7,224,551
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 7,224,551
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.4% (1)
(12)	Type of reporting person (see instructions) CO

(1)	Based on 133,825,590 Common Shares outstanding as confirmed by the Issuer.

Page 2 of 7 pages

CUSIP No. 38071H106

(1)	Names of reporting persons Robert R. McEwen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 7,224,551[1]
	(6)	Shared voting power
	(7)	Sole dispositive power 7,224,551[1]
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 7,224,551[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.4% (2)
(12)	Type of reporting person (see instructions) IN

(1)            Includes 7,224,551 Common Shares of the Issuer held of record by Evanachan Limited (“Evanachan”). Robert McEwen has the sole power to direct the voting and disposition of the Common Shares held by Evanachan through his ownership interest in that entity.

(2)            Based on 133,825,590 Common Shares outstanding.

Page 3 of 7 pages

Item 1(a)	Name of issuer:

Gold Royalty Corp.

Item 1(b) Address of issuer’s principal executive offices

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

Item 2(a)	Name of person filing:

This Schedule 13G is being filed jointly by Evanchan Limited and Robert R. McEwen

Item 2(b)	Address of principal business office or, if none, residence:

150 King Street West, Suite 2800

Toronto, Ontario, Canada M5H 1J9

Item 2(c)	Citizenship:

Mr. McEwen is a citizen of Canada; Evanchan is incorporated under the laws of the Province of Ontario, Canada

Item 2(d)	Title of class of securities:

Common Shares

Item 2(e)	CUSIP No.:

38071H106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See the response to Item 9 on the attached cover page.

(b) Percent of class: See the response to Item 11 on the attached cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.

(ii) Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of: See the response to Item 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover page.

The percentages used herein and in this Item 4 are calculated based on 133,825,590 Common Shares outstanding.

Page 4 of 7 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Robert McEwen controls Evanachan and has the power to direct the voting and disposition of the Common Shares owned by Evanachan through his ownership interest in that entity.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021

EVANACHAN LIMITED

By	/s/ Robert R. McEwen
	Name:	Robert R. McEwen
	Title:	President

ROBERT R. MCEWEN

By	/s/ Robert R. McEwen
	Name:	Robert R. McEwen

Page 6 of 7 pages

INDEX TO EXHIBITS

Exhibit 99.1	Joint Filing Agreement

Page 7 of 7 pages